Correspondence

[CAHILL GORDON & REINDEL LLP LETTERHEAD]

September 11, 2014

Via Edgar
Ms. Mara L. Ransom
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Trans World Entertainment Corporation Amendment No. 2 to Registration Statement on Form S-1 Filed July 10, 2014 File No. 333-194933

Dear Ms. Ransom:

On behalf of our client, Trans World Entertainment Corporation, a New York corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules and regulations promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”), a complete copy of Amendment No. 3 (“Amendment No. 3”) to the above captioned Registration Statement on Form S-1 of the Company, filed on March 31, 2014 (the “Registration Statement”).

Amendment No. 3 reflects certain revisions to the Exhibits to the Registration Statement in response to the comment letter to Mr. John Anderson, Chief Financial Officer of the Company, dated July 18, 2014, from the staff of the Commission (the “Staff”). Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

General

1.	Please note that, prior to effectiveness, you will need to file an updated auditor consent.

Response: The Company respectfully advises the Staff that it has filed an updated auditor consent.

Questions and Answers about the Rescission Offer, page 2

2.	Please have counsel revise the legal opinion to also include counsel’s consent to being named in the prospectus. In this regard, we note that you named counsel under the section titled “Legal Matters.” Please see Section IV of Staff Legal Opinion No. 19. In

addition, please have counsel revise its opinion to state that the shares currently are validly issued, fully paid and non-assessable.

Response: The Company respectfully advises the Staff that counsel’s revised opinion is included as Exhibit 5.1.

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The Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact me at (212) 701-3847.

Sincerely,

/s/ William M. Hartnett
William M. Hartnett

cc:	John Anderson Edwin Sapienza Trans World Entertainment Corporation